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Consolidated Financial Statements

For the Year Ended December 31, 2004,
the Nine Months Ended December 31, 2003
and the Year Ended March 31, 2003

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information contained in this corporate report of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. Financial and operating data elsewhere in the corporate report is consistent with the information contained in the financial statements. The financial statements and all other information have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include some figures and assumptions based on management's best estimates, which have been derived with careful judgment.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and recommends their approval by the Board of Directors. The auditors have full access to the Audit Committee with and without management present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP Chartered Accountants, whose opinion is contained in this corporate report.

MICHAEL I.M. MACMILLAN Chairman and Chief Executive Officer	W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate

AUDITORS' REPORT

To the Shareholders of Alliance Atlantis Communications Inc.

We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings (loss), deficit and cash flow for the year ended December 31, 2004, the nine-month period ended December 31, 2003 and the year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the year ended December 31, 2004, the nine-month period ended December 31, 2003 and the year ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

March 28, 2005 Toronto, Canada	Chartered Accountants

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	December 31, 2004	December 31, 2003
Assets
Cash and cash equivalents	55.0	95.4
Accounts receivable (note 26 and 27)	372.2	277.8
Investment in film and television programs (note 3):
Broadcasting	185.2	180.2
Motion Picture Distribution	186.8	153.4
Entertainment	195.3	246.6
Development costs	1.2	3.2
Property and equipment (note 4)	43.7	49.7
Assets related to discontinued operations (note 17)	—	9.3
Investments (note 5)	16.4	17.8
Future income taxes (note 18)	128.4	84.8
Other assets (note 6)	23.9	36.2
Broadcast licences	108.7	109.3
Goodwill (note 10 and 25)	212.6	152.5

	1,529.4	1,416.2

Liabilities
Accounts payable and accrued liabilities (note 22)	528.1	521.5
Income taxes payable	57.2	30.9
Liabilities related to discontinued operations (note 17)	—	5.3
Deferred revenue	40.4	28.9
Term loans (note 8)	483.6	79.4
Senior subordinated notes (note 9)	—	389.0
Minority interest	67.4	42.2

	1,176.7	1,097.2

Shareholders' Equity
Share capital and other (note 12)	725.7	717.4
Deficit	(372.5)	(402.2)
Cumulative translation adjustments (note 14)	(0.5)	3.8

	352.7	319.0

	1,529.4	1,416.2

Commitments and contingencies (note 24)

Approved by the Board of Directors

ANTHONY F. GRIFFITHS	MICHAEL I. M. MACMILLAN

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars — except per share amounts)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003	12 months ended December 31, 2003
				(Pro forma unaudited) (note 1)
Revenue
Broadcasting	245.9	162.4	182.9	211.8
Motion Picture Distribution (note 25)	512.1	307.8	384.2	392.9
Entertainment (note 25)	258.7	169.8	303.4	260.7
Corporate and Other	0.8	0.2	1.5	0.6

	1,017.5	640.2	872.0	866.0
Direct operating expenses	705.5	656.3	627.7	819.4
Direct profit (loss)
Broadcasting	132.7	92.6	106.4	121.4
Motion Picture Distribution (note 25)	103.7	61.0	63.6	74.6
Entertainment (note 25)	74.8	(169.9)	72.8	(150.0)
Corporate and Other	0.8	0.2	1.5	0.6

	312.0	(16.1)	244.3	46.6
Operating expenses
Selling, general and administrative	135.8	123.0	121.1	158.8
Stock based compensation (note 12)	16.7	1.7	0.4	1.8

	152.5	124.7	121.5	160.6
Earnings (loss) before undernoted and discontinued operations
Broadcasting	73.3	50.4	50.4	62.0
Motion Picture Distribution (note 25)	72.9	43.7	44.4	52.2
Entertainment (note 25)	50.2	(198.3)	53.0	(185.7)
Corporate and Other	(36.9)	(36.6)	(25.0)	(42.5)

	159.5	(140.8)	122.8	(114.0)
Amortization, including development costs charges	21.3	50.0	36.7	64.0
Unusual items (note 11)	36.1	13.3	9.9	17.2
Interest (note 15)	58.2	62.4	85.0	88.0
Equity losses in affiliates	0.1	0.3	3.5	0.1
Minority interest	34.0	9.7	3.2	11.2

Earnings (loss) from operations before undernoted and discontinued operations	9.8	(276.5)	(15.5)	(294.5)
Dilution gains (note 16)	—	(145.1)	—	(145.1)
Investment (gains) losses, net (note 16)	(2.2)	(1.0)	36.3	11.1
Foreign exchange gains	(22.4)	(20.6)	(28.2)	(47.5)

Earnings (loss) before income taxes and discontinued operations	34.4	(109.8)	(23.6)	(113.0)
Provision for income taxes (note 18)	0.6	44.1	16.8	52.8

Net earnings (loss) before discontinued operations	33.8	(153.9)	(40.4)	(165.8)
Discontinued operations, net of income taxes (note 17)	(4.1)	(15.7)	(0.9)	(16.3)

Net earnings (loss) for the period	29.7	(169.6)	(41.3)	(182.1)

Earnings (loss) per Common Share before discontinued operations (note 20)
Basic	$0.78	$(3.60)	$(0.95)	$(3.88)
Diluted	$0.78	$(3.60)	$(0.95)	$(3.88)

Earnings (loss) per Common Share
Basic	$0.69	$(3.96)	$(0.97)	$(4.26)
Diluted	$0.68	$(3.96)	$(0.97)	$(4.26)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(in millions of Canadian dollars)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Deficit — beginning of period	(402.2)	(232.6)	(191.3)
Net earnings (loss) for the period	29.7	(169.6)	(41.3)

Deficit — end of period	(372.5)	(402.2)	(232.6)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENT OF CASH FLOW

(in millions of Canadian dollars)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	29.7	(169.6)	(41.3)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	99.2	61.3	64.7
Motion Picture Distribution	92.5	51.9	45.5
Entertainment	98.5	310.1	226.4
Development costs charges	4.4	39.4	16.4
Amortization of property and equipment	11.3	9.6	16.7
Amortization of other assets	9.8	7.8	8.8
Write down of broadcast licenses	1.1	—	—
Loss on redemption of long-term debt	36.1	—	—
Provision on loans receivable	—	6.4	—
Dilution gains	—	(145.1)	—
Investment (gains) losses, net	(2.2)	(1.0)	36.3
Equity losses in affiliates	0.1	0.3	3.5
Minority interest	34.0	9.7	3.2
Future income taxes	(39.8)	23.3	13.5
Unrealized net foreign exchange gains	(24.7)	(30.1)	(31.0)
Stock-based compensation	1.5	1.4	(0.3)
Investment in film and television programs:
Broadcasting	(104.2)	(69.8)	(104.4)
Motion Picture Distribution	(80.0)	(73.4)	(58.2)
Entertainment	(126.6)	(76.4)	(294.2)
Development costs expenditures	(1.7)	(8.9)	(19.7)
Net changes in other non-cash balances related to operations (note 21)	(31.9)	(10.6)	154.8
Discontinued operations	2.1	14.6	(1.8)

	9.2	(49.1)	38.9

Investing activities
Property and equipment	(4.5)	(2.7)	(4.1)
Proceeds from dilution of subsidiary	—	162.4	—
Business acquisitions (note 10)	(35.2)	—	—
Proceeds from sale of investments	4.9	5.0	2.8
Discontinued operations	1.9	(3.2)	(2.1)
Other	0.6	3.0	1.3

	(32.3)	164.5	(2.1)

Financing activities
Repayment of long-term debt	(448.1)	(92.8)	(35.0)
Proceeds on term loans	440.9	72.9	—
Deferred financing costs	(8.5)	—	—
Issue of equity by subsidiary to minority interest	15.0	—	—
Distributions paid to minority interest	(22.7)	(2.7)	—
Issue of share capital	6.8	1.9	0.6
Discontinued operations	(0.7)	(1.2)	(2.3)

	(17.3)	(21.9)	(36.7)

Change in cash and cash equivalents	(40.4)	93.5	0.1
Cash and cash equivalents — beginning of period	95.4	1.9	1.8

Cash and cash equivalents — end of period	55.0	95.4	1.9

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Canadian dollars — except per share amounts)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. The Company's three principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. (See note 25).

1.     SIGNIFICANT ACCOUNTING POLICIES

  Change of year end    In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the audited results for the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended March 31, 2003. For illustrative purposes, the Company has provided an unaudited pro forma consolidated statement of loss for the 12 months ended December 31, 2003. The unaudited pro forma statement of loss was compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003.

  Generally accepted accounting principles (GAAP)    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

  Principles of consolidation    The consolidated financial statements include the accounts of Alliance Atlantis Communications Inc. and all of its subsidiaries with provision for minority interests, and its proportionate share of assets, liabilities, revenues and expenses for jointly controlled operations.

  Revenue recognition    Subscriber fee revenue from the Company's specialty television channels is recognized monthly based on subscriber levels. Advertising revenue is recognized when advertisements are aired.

  Revenue from the licencing of film and television programs is recognized when:

  (a)
  the Company has persuasive evidence of a contractual arrangement;

  (b)
  the production has been completed;

  (c)
  the contractual delivery arrangements have been satisfied;

  (d)
  the licencing period has commenced;

  (e)
  the fee is fixed or determinable; and

  (f)
  collectibility of proceeds is reasonably assured.

  Revenue from the theatrical release of motion pictures is recognized at the time of exhibition, based on the Company's participation in box office receipts provided that all of the foregoing conditions are met.

  Revenue from the sale of videocassettes and digital video disks ("DVDs") is recognized on delivery provided that all of the foregoing conditions are met. A provision is made for product returns and rebates based on historical trends.

  When a sales arrangement requires the delivery of more than one film or television program, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit. If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, using the residual method. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

  Participation and residuals revenue on produced investment in film and television programs is recognized when the amount is reported to the Company and other relevant revenue recognition criteria are met.

  Cash payments received or advances currently due pursuant to a contractual arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

  Cash equivalents    Cash equivalents consist of credit worthy, money market investments with initial maturity terms of 90 days or less, which are carried at the lower of cost and fair market value.

  Investment in film and television programs    Investment in film and television programs represents the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights. Investment in film and television programs also includes film and television programs in progress, acquired film and television program libraries and broadcast rights.

  Costs of acquiring and producing film and television programs are capitalized, net of federal and provincial program contributions earned, and amortized using the individual film forecast method, whereby capitalized costs are amortized and ultimate participation costs are accrued in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licencing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Capitalized production costs do not include administrative and general expenses, the cost of overall deals, or charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production.

  Film and television programs in progress represent the accumulated costs of productions which have not been completed by the Company.

  For films other than episodic television series and acquired libraries, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed 20 years from the date of acquisition.

  Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include box office receipts, sale of videocassettes and DVDs, licencing of television broadcast rights and licencing of other ancillary film rights to third parties. For television programs, revenue estimates include licenced rights to broadcast television programs in development and rights to renew licences for episodic television programs in subsequent seasons. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management's future revenue estimates.

  The valuation of investment in film and television programs, including acquired film libraries, is reviewed on a title-by-title basis when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A write down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

  Prints, advertising and marketing expenses    The cost of film prints is deferred as a part of investment in film and television programs and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

  Broadcast rights    Broadcast rights included within investment in film and television programs represent licenced rights acquired for broadcast on the Company's specialty television channels and are carried at the lower of unamortized cost and net realizable value. Broadcast rights and corresponding liabilities are recorded when the licence window commences and the program is available for telecast.

  The cost of the broadcast rights is amortized over the contracted exhibition period, not to exceed four years, beginning when the license window commences.

  The Company periodically reviews the way in which broadcast rights are amortized to ensure that amortization expense appropriately reflects the way in which these assets generate benefits to the specialty television channels. As a result of this review, all broadcast program rights are now amortized on a straight-line basis as each airing of these programs is expected to generate similar benefit. In prior periods, an accelerated method of amortization was used for digital broadcast program rights as the later airings of these programs generated more benefit to the television channel than the initial airing. The amortization rates ranged from 10% to 100% in the first year to up to 40% in the fourth year. This change in estimate has been accounted for prospectively from January 1, 2004 to all broadcast rights, with no restatement of prior period amounts. The impact of this change in estimate resulted in a $3.6 increase in direct operating expenses for the year ended December 31, 2004.

  Development costs    Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film and television programs. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

  Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20% — 30% by declining balance
Computer equipment and software	30% by declining balance
Leasehold improvements	straight-line over the lease term
Broadcasting equipment	straight-line over five years

  Broadcast licences    In business acquisitions involving the Company's Broadcasting segment, fair value is assigned to the broadcast licences acquired. In cases where a broadcast licence is awarded to the Company, the costs incurred to obtain approval from regulatory authorities are assigned to the broadcast licences upon securing the licence. Broadcast licences are considered to have an indefinite life based on management's intent and ability to renew the licences without substantial cost and without material modification of the existing terms and conditions of the licence. As a result, broadcast licences are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the broadcast licence to its carrying value.

  Goodwill    Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

  Investments    Investments are accounted for at cost when the conditions for equity accounting are not present and on the equity basis when significant influence exists. Declines in market values of investments are expensed when such declines are considered to be other than temporary.

  Other assets    Other assets include deferred financing charges, which are amortized on a straight-line basis over the term of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval. The costs related to unsuccessful applications are expensed. Other assets also include intangible assets related to customer relationships, which are amortized over the remaining life of the contractual relationships, including potential renewals with the film suppliers.

  Impairment of long-lived assets    When events or circumstances indicate potential impairment, long-lived assets, other than goodwill and broadcast licences, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

  Government financing and assistance    The Company has access to several government programs that are designed to assist film and television production and distribution in Canada. Effective January 1, 2004, amounts receivable in respect of production assistance are recorded as a reduction of investment in film and television programs (see note 2 (a)). Government assistance with respect to distribution rights acquired is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings.

  Income taxes    Future income taxes are provided for using the liability method whereby future income taxes are recognized for the expected future income tax consequences of all significant temporary differences between the tax and financial statement bases of assets and liabilities.

  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment.

  Foreign currency    Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings except for gains or losses arising on the translation of the accounts of foreign subsidiaries considered to be self-sustaining and hedges of the net investments in such subsidiaries, which are recorded as a separate component of shareholders' equity.

  Derivative financial instruments    The Company periodically enters into foreign exchange contracts intended to mitigate exposure to foreign currency risk associated with certain transactions. Gains or losses on foreign exchange contracts are included in the measurement of the related transactions, when the related transactions occur. Investments in warrants of publicly traded companies and rights to receive units in a certain investee are classified as derivatives. Changes in the fair value of derivatives are included in investment (gains) losses.

  Stock-based compensation plans    The Company has stock-based compensation plans, which are described in note 12 (c), (d) and (e). Compensation costs for stock options granted to employees and non-employees are recognized using a fair value based method of accounting. When stock-based awards call for settlement in cash, compensation costs are recognized based on the difference between the specified payout based on the quoted market value of the Company's stock and the exercise price of the awards.

  Any consideration paid on exercise of stock options plus the fair value of the options exercised is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

  Use of estimates    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's financial statements include future revenue projections for investment in films and television programs, provisions for doubtful debts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, investments, current and future income taxes, intangible assets and goodwill. Actual results could differ from those estimates.

  Operating cycle    As the Company's principal asset is its investment in film and television programs which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

  Comparative amounts    Certain amounts presented for the nine months ended December 31, 2003 and the year ended March 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

2.     ACCOUNTING CHANGES

  (a)
  During the year ended December 31, 2004, the Company adopted the following accounting policies:

    Generally Accepted Accounting Principles    In 2003, the Canadian Institute of Chartered Accounts ("CICA") issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes prospectively:

    (i)
    The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3, a reduction of direct operating expenses of $10.4 and a reduction of direct profit of $0.9.

    (ii)
    The amortization of interest previously capitalized of $1.0 for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

    (iii)
    The amortization of broadcast program rights now begins when the program license window commences and not when the program is premiered. The impact on the year ended December 31, 2004 is an increase in direct operating expenses of $5.6.

    Asset Retirement Obligations    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The adoption of this standard had no material impact on the Company's results of operations or financial position.

    Revenue Recognition    In December 2003, the Emerging Issues Committee of the CICA released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". EIC-141 provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

  (b)
  During the nine months ended December 31, 2003, the Company adopted the following accounting policies:

    Long-lived assets    On April 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

    Disposal of Long-Lived Assets and Discontinued Operations    In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which is effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP. (See note 17).

  (c)
  During the year ended March 31, 2003, the Company adopted the following accounting policies:

    Stock-based compensation and other stock-based payments    On April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The standard requires that, for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash including stock appreciation rights, a compensation cost be recognized. The Company has chosen to record compensation costs related to the grant of stock options to its employees and non-employees, using a fair value based method of accounting. For the year ended March 31, 2003, the expense related to the granting of stock options to employees was $0.2. (See note 12 (c)).

    Foreign currency translation    On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Accordingly, the deficit as at April 1, 2002 and 2001 was increased by $10.2 and $9.9, respectively.

    Hedging relationships    On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

3.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	137.0	11.0
Not released	—	15.8	—
Advances on unreleased films	—	21.3	—
Acquired library, net of accumulated amortization	—	8.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	4.3	161.3
Acquired library, net of accumulated amortization	—	—	19.4
Programs in progress	—	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—

	185.2	186.8	195.3

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Not released	—	10.5	—
Advances on unreleased films	—	14.4	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

  Included in the Motion Picture Distribution segment's released investment in film and television programs is $17.2 (December 31, 2003 — $14.7) of video and DVD inventory.

  The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

  The Company expects that 23.7% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the year ending December 31, 2005. The Company expects that 65.0% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2007. The Company expects that over 80.0% of the costs related to Entertainment film and television programs will be amortized by December 31, 2009.

  The Company expects that 50.0% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the year ending December 31, 2005. The Company expects that 77.3% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2007.

  The remaining period of amortization for the acquired libraries ranges from 15 to 17 years at December 31, 2004.

4.     PROPERTY AND EQUIPMENT

	December 31, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Buildings	0.3	—	0.3	—
Furniture and other equipment	20.1	13.7	20.7	13.6
Computer equipment and software	34.7	25.3	31.3	22.8
Leasehold improvements	37.4	16.6	37.4	13.5
Broadcast equipment	22.8	16.0	23.2	13.3

	115.3	71.6	112.9	63.2

Net book value		43.7		49.7

  In April 2003, one of the Company's joint ventures sold its investment in real estate for proceeds of $7.0. The Company continues to lease space in the property sold and accordingly its proportionate share of the gain on sale of $1.4 was deferred and is recorded as a reduction of rent expense over the term of the lease. Operating expenses include a reduction of rent expense of $0.2 (December 31, 2003 — $0.2) for the year ended December 31, 2004.

  In July 2003, the Company donated real estate with a fair value of $0.7 and a carrying value at the time of donation of $0.7 as consideration for the Canadian Radio-television and Telecommunications Commission ("CRTC") tangible benefit spending commitment resulting from the purchase of IFC — Independent Film Channel Canada during the year ended March 31, 2003.

  In August 2003, upon consolidating its Toronto head office facilities, the Company recorded a charge of $8.3 related to the abandonment of a leased property. The amount was included in operating expenses and the earnings (loss) before undernoted in the consolidated statement of earnings (loss). The charge comprised lease termination costs amounting to $7.3 and the write off of leasehold improvements amounting to $1.0. Upon abandoning this leased property, terms of the existing head office lease were modified resulting in an extended lease term and related lease inducements. The benefit of these lease inducements is being recognized in earnings over the extended lease term and is included in accounts payable and accrued liabilities.

5.     INVESTMENTS

	December 31, 2004	December 31, 2003
At cost	16.1	17.4
On equity basis	0.3	0.4

	16.4	17.8

  (a)
  During the year ended December 31, 2004, the Company recorded impairment charges of $5.0 on certain of its investments carried at cost.

    As part of the November 2003 sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 was recognized reflecting the change in fair value of the right. These Units have a carrying value of $14.70 per unit, the trading price on December 31, 2004. The fair value also includes $0.8 in distributions earned but not yet received. (see note 16).

    In December 2004, the Company converted its 255,349 Series 1 Limited Partnership Units to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

  (b)
  During the nine months ended December 31, 2003, the Company recorded impairment charges of $2.2 on certain of its investments carried at cost and $3.6 on one of its equity accounted investments. In addition, the Company was reimbursed for $0.8 of costs recorded as part of one of its investments carried at cost.

    In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. The total consideration had a fair value of $11.5 resulting in a gain to the Company of $6.3. All or a portion of the Units of the Limited Partnership are exchangeable, at any time, into units of the Cineplex Galaxy Income Fund, which had a trading value of $10.10 per unit at December 31, 2003.

6.     OTHER ASSETS

	December 31, 2004	December 31, 2003
Deferred financing costs (net of accumulated amortization of $1.1 (December 31, 2003 — $28.3))	11.1	19.8
Broadcast intangible assets (net of accumulated amortization of $8.0 (December 31, 2003 — $6.1))	3.6	6.5
Other intangible assets (net of accumulated amortization of $4.2 (December 31, 2003 — $3.5))	4.7	2.5
Prepaid expenses and other	4.5	7.4

	23.9	36.2

  Deferred financing costs include costs incurred in the issuance of the revolving credit facilities and Term Loan A and B Credit Facilities. These costs are amortized on a straight-line basis over the term of the debt with which they are associated.

  In connection with a December 20, 2004 debt refinancing the Company incurred $7.5 of costs, which have been deferred and are being amortized over the term of the respective debt to which they relate. The Company also expensed $11.9 in deferred financing costs associated with the senior subordinated notes, and $0.2 in deferred financing costs associated with the senior revolving credit facility. These amounts are included in unusual items. The remaining deferred financing costs of $1.6 associated with the previous revolving credit facility will be amortized on straight-line basis over the term of the new credit facilities.

  During the year ended December 31, 2004, Motion Picture Distribution Limited Partnership ("Distribution LP") incurred costs of $1.0 related to the restructuring of its credit facilities. These costs have been deferred and are being amortized over the term of the facilities. (see note 7).

  Broadcast intangible assets represent direct costs incurred to obtain carriage for the digital broadcast channels launched during the year ended March 31, 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels, financed primarily by long term liabilities. During the year ended December 31, 2004 the Company wrote down $0.4 of other broadcast intangible assets related to an unlaunched channel. The Company also transferred $0.4 to broadcast licenses upon the launch of the related channel in September 2004.

  Other intangible assets include an amount of the purchase price allocated to customer relationships upon the acquisition of Aurum Producciones S.A. ("Aurum") which is amortized over the remaining life of the contractual relationships, including potential renewals with the film suppliers. (See note 10). Other intangible assets also include acquired lease contracts for theatre locations, which are amortized on a straight-line basis over the period remaining in the locations' leases, which range from 7 to 13 years.

  Prepaid expenses and other at December 31, 2003 included a warrant to purchase shares in a publicly traded company, Point.360. The warrant was recorded at its fair value of $1.4 at December 31, 2003. In 2004, the warrant was settled. (see note 16 (a)).

  In September 2003, the authorized capacity of the previous corporate senior revolving credit facility was reduced from $525.0 to $425.0. Deferred financing costs associated with this facility were written down on a pro rata basis as a charge to interest of $1.3 in September 2003.

  As part of the creation of the Movie Distribution Income Fund ("the Fund") in October 2003 as discussed in note 16(b), Distribution LP negotiated a senior revolving credit facility and term loan. Financing costs totalling $2.1 are being amortized over three years. Concurrent with this transaction, the Company reduced its authorized capacity of the corporate senior revolving credit facility from $425.0 to $300.0. Deferred financing costs associated with this facility were written down on a pro rata basis as a charge of $1.7 to investment gains in October 2003.

7.     REVOLVING CREDIT FACILITIES

	December 31, 2004	December 31, 2003
Corporate revolving credit facility — authorized	175.0	300.0
Corporate revolving credit facility — drawn	—	—
Corporate revolving credit facility — available	148.2	232.7
Distribution LP revolving credit facility — authorized	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—
Distribution LP revolving credit facility — available	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	—
Distribution LP revolving term credit facility — drawn	—	—
Distribution LP revolving term credit facility — available	50.0	—

  (a)
  Corporate revolving credit facility:

    On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

    The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

    The original corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to plus 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

    As at December 31, 2004, the Company had unused corporate credit facilities aggregating $148.2 (December 31, 2003 — $232.7) net of outstanding letters of credit of $26.8 (December 31, 2003 — $67.3).

    The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)
  Distribution LP revolving credit facilities:

    On October 15, 2003, as part of the creation of the Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

    In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 8.

    As at December 31, 2004, Distribution LP had unused credit facilities aggregating $75.0 (December 31, 2003 — $25.0).

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

8.     TERM LOANS

	December 31, 2004	December 31, 2003
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$108.6)	130.6	—

Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$250.0)	300.5	—

Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	75.0

Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	1.0	3.8

Obligations under capital lease	1.5	0.6

	483.6	79.4

  The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, commencing June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

  In May 2004, the non-revolving term facility was modified resulting in $25.0 of the non-revolving term facility balance being transferred to the new revolving term credit facility.

  The non-revolving term facility is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust") supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2005	10.1
2006	66.3
2007	22.9
2008	42.5
2009	55.5
Thereafter	286.3

483.6

9.     SENIOR SUBORDINATED NOTES

  On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

  The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

10.   BUSINESS ACQUISITIONS

  (a)
  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

    The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

    The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	61.9
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	161.2
Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	55.2
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

    The purchase price allocation has been prepared based on all relevant information, including consideration of the findings of professional valuators. The Company has finalized the purchase price allocations and has made adjustments resulting in an increase to customer relationships and future income taxes and a reduction to goodwill.

    Goodwill is deductible for tax purposes to the extent certain conditions are met.

    Distribution LP is pursuing closing contingencies. On resolution of these closing contingencies, any adjustment will result in an adjustment to the purchase price.

  (b)
  In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

  (c)
  During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

11.   UNUSUAL ITEMS

  (a)
  During the year ended December 31, 2004,

  (i)
  The Company refinanced its existing credit facilities and recorded a $12.1 write down of deferred financing costs associated with the previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 redemption premium related to the senior subordinated notes.

  (b)
  During the nine months ended December 31, 2003, the following unusual items were incurred:

  (i)
  The Company recorded $12.0 for employee severance and professional fees related to the restructuring of Entertainment discussed in note 28.

  (ii)
  The Company made a final production financing non-fulfillment payment of $1.3 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

  (c)
  During the year ended March 31, 2003, the following unusual items were incurred:

  (i)
  The Company reduced its staffing levels in the Broadcast segment and recorded $0.6 in restructuring charges for employee severance and professional fees related to the elimination of 37 positions. At March 31, 2003, all expenses had been paid.

  (ii)
  The Company made production financing non-fulfillment payments totaling $5.4 to Serendipity pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

  (iii)
  The Company announced a planned reduction of its staffing levels in Entertainment. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at December 31, 2003, all of these amounts had been paid.

12.   SHARE CAPITAL AND OTHER

  (a)
  The authorized share capital of the Company at December 31, 2004 consists of the following Common Shares:

    Class A Voting Shares — unlimited

    Class B Non-Voting Shares — unlimited

    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

  (b)
  Share capital and other activity is summarized as follows:

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, March 31, 2002	3,775,152	38,872,416	52.7	660.7	0.4	713.8
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(100)	100	—	—	—	—
Shares issued from exercise of stock options and other employee programs	700	50,772	—	0.6	—	0.6
Purchase of Class B Non-Voting Shares held in treasury	—	—	—	—	(0.7)	(0.7)
Stock option expense	—	—	—	—	0.2	0.2
Deferred share units expense	—	—	—	—	0.2	0.2

Balance, March 31, 2003	3,775,752	38,923,288	52.7	661.3	0.1	714.1
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(561,741)	561,741	(7.8)	7.8	—	—
Shares issued from exercise of stock options and other employee programs	6,260	132,189	0.1	1.8	0.3	2.2
Stock option expense	—	—	—	—	0.8	0.8
Deferred share units expense	—	—	—	—	0.3	0.3

Balance, December 31, 2003	3,220,271	39,617,218	45.0	670.9	1.5	717.4
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(377,700)	377,700	(5.2)	5.2	—	—
Shares issued from exercise of stock options and other employee programs	2,500	392,246	—	6.7	—	6.7
Transfer of contributed surplus for exercised stock options	—	—	—	0.2	(0.2)	—
Stock option expense	—	—	—	—	1.1	1.1
Deferred share units expense	—	—	—	—	0.5	0.5

Balance December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7

    At December 31, 2004, the Company holds 49,727 Class B Non-Voting shares in treasury.

  (c)
  The Company has employee stock option plans which provide for the issuance of up to 6,260 Class A Voting Shares and 4,154,959 Class B Non-Voting Shares as at December 31, 2004. These options generally vest in equal annual amounts over four to five years.

    No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans cannot have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.

    Stock option activity for the year ended March 31, 2003, the nine months ended December 31, 2003, and the year ended December 31, 2004 is as follows:

	Number of Options
				Weighted Average Exercise Price
	Voting	Non-Voting	Total
Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	323,000	323,000	14.20
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(442,750)	(442,750)	20.38
Expired	—	(3,750)	(3,750)	20.50

Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75
Granted	—	272,000	272,000	13.57
Exercised	(8,552)	(139,275)	(147,827)	14.35
Forfeited	—	(109,400)	(109,400)	31.20
Expired	—	(85,750)	(85,750)	21.67

Outstanding at December 31, 2003	8,760	2,577,305	2,586,065	19.98
Granted	—	223,000	223,000	24.19
Exercised	(2,500)	(400,996)	(403,496)	16.05
Forfeited	—	(78,875)	(78,875)	18.08
Expired	—	—	—	—

Outstanding at December 31, 2004	6,260	2,320,434	2,326,694	21.01

Exercisable at December 31, 2004	6,260	1,630,781	1,637,041	22.63

Exercisable at December 31, 2003	8,760	1,710,493	1,719,253	22.46
Exercisable at March 31, 2003	17,312	1,788,426	1,805,738	22.78

    At December 31, 2004, 2,326,694 options were outstanding with exercise prices ranging from $12.00 to $28.00 and with a weighted average remaining contractual life of 5.8 years. The options, by range of exercise price, are as follows:

Range of exercise prices	Number of Options	Weighted Average Contractual Life	Weighted Average Exercise Price
$12.00 to 18.00	826,694	7.1	13.99
$18.01 to 28.00	1,500,000	5.1	24.88

Range of exercise prices	Number of Exercisable Options	Weighted Average Exercise Price
$12.00 to 18.00	404,041	14.21
$18.01 to 28.00	1,233,000	25.34

    The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following assumptions were used for employee stock options granted during the year ended December 31, 2004: expected dividend yield of 0.0% (December 31, 2003 — 0.0%; March 31, 2003 — 0.0%), expected volatility of 39% (December 31, 2003 — 41.1%; March 31, 2003 — 45.0%), risk-free interest rate of 3.9% (December 31, 2003 — 4.0%; March 31, 2003 — 4.5%) and expected life of 5.0 (December 31, 2003 — 5.0; March 31, 2003 — 5.0) years.

    The weighted average fair value of the stock options granted during the year ended December 31, 2004 was $9.93 (December 31, 2003 — $5.68; March 31, 2003 — $6.50) per option. The resulting compensation expense during the year ended December 31, 2004 was $1.1 (December 31, 2003 — $0.8; March 31, 2003 — $0.2).

    As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

  (d)
  Effective April 1, 2003, the Company implemented a Performance Share Appreciation Plan ("PSAP"). Upon the grant of an award, it is the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options. To date, all recipients under the PSAP elected to receive their awards in PSAP Units which entitle the recipient to cash payments if certain conditions are met.

    The value of each PSAP Unit accrues based on (a) increases in the Class B share price during the term of the PSAP Units and (b) the total shareholder return of the Class B shares relative to the S&P/TSX composite index. Both PSAP Units and PSAP Options are tied to Class B Non-Voting Share price enhancement and the performance of the Class B Non-Voting Share price relative to the performance of the S&P/TSX composite index. The term of a PSAP Unit is three years. Except as noted below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by a participant at the time of grant, or in the case of the Chairman and Chief Executive Officer, PSAP Units will vest as follows: 16.7% to vest on each of the first two anniversaries of the grant date and 66.6% to vest on the third anniversary of the grant date. Vested PSAP Units may be exercised within 10 business days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter. At the option of the participant, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Company. PSAP Options have the same basic terms as PSAP Units except that they are exercisable into Class B Non-Voting Shares upon payment of the applicable exercise price. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

    PSAP Unit activity for the nine months ended December 31, 2003, and the year ended December 31, 2004 is as follows:

	PSAP Units	Weighted Average Exercise Price
Outstanding at March 31, 2003	—	—
Granted	620,000	17.50

Outstanding at December 31, 2003	620,000	17.50
Granted	802,000	19.82
Exercised	(24,975)	17.50

Outstanding at December 31, 2004	1,397,025	18.83
Exercisable at December 31, 2004	332,001	18.90
Exercisable at December 31, 2003	—	—

    The resulting compensation expense related to PSAP Units during the year ended December 31, 2004 was $15.1 (December 31, 2003 — $0.6), the unpaid portion of which is included in accounts payable and accrued liabilities.

    As at December 31, 2004 1,397,025 PSAP Units were outstanding with a weighted average remaining contractual life of 1.7 years.

  (e)
  The Company has a Deferred Share Unit Plan (the "DSU Plan"), which is administered by the Corporate Governance and Human Resources Committee of the Board of Directors of the Company (the "Governance Committee"). Under the DSU Plan, any director or senior officer of the Company may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Company paid in the form of deferred share units ("DSUs"). The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of DSUs on that date (the "Purchase Date") by the fair market value of the Company's Class B Non-Voting Shares on the Purchase Date. Upon termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee, either:

  (i)
  cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (ii)
  the number of Class B Shares equal to the amount described in (i) divided by the fair market value of the Class B Shares on the Purchase Date (such as shares to be purchased in the public market).

    During the year ended December 31, 2004, in the aggregate, the Company's directors elected to receive approximately 84% of their director's fees in the form of DSUs. Accordingly, 18,897 DSUs were issued during the year ended December 31, 2004, which have been credited to contributed surplus. At December 31, 2004 80,557 (December 31, 2003 — 61,660) aggregate issueable DSUs were outstanding.

  (f)
  The Company has a Share Purchase Plan under which eligible directors, management and employees may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the persons' annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors. The Company may, at its option, cause Class B Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

13.   DISTRIBUTION LP COMPENSATION PLANS

  (a)
  Company funded plans:

    The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

    Consideration Pool Plan Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2009. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan.

    Equity Bonus Pool Plan Under the Equity Bonus Pool, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement).

    Capital Pool Plan Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

    Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

    After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

    In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

    For the year ended December 31, 2004, compensation expense of $0.2 was recorded in respect of Employment Distribution amounts paid to participants under the Capital Pool Plan. No amounts were recognized as compensation expense in respect of the Consideration Pool Plan or the Equity Bonus Pool Plan.

    The Company made the first payment under the Consideration Pool Plan in February 2005 in the amount of $1.0.

    As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

  (b)
  Distribution LP funded plans:

    Distribution LP Long Term Incentive Plan ("LTIP") Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

    At December 31, 2004, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5%
10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5%
10% of any excess amount over 5% to 10%
plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5%
10% of any excess amount over 5% to 10%
plus 20% of any excess amount over 10% to 20%,
plus 30% of any excess amount over 20%

    For the year ended December 31, 2004, the Distribution LP recognized $2.8 of compensation expense under the LTIP.

14.   CUMULATIVE TRANSLATION ADJUSTMENTS

  An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	December 31, 2004	December 31, 2003
Balance — beginning of period	3.8	(17.3)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(18.7)	(1.4)
Effect of exchange rate variation on long-term debt designated as a hedge of net investments in self-sustaining foreign operations, net of tax of $3.2 (2003 — $5.0)	14.4	22.5

Balance — end of period	(0.5)	3.8

15.   INTEREST

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Senior revolving credit facilities	4.2	7.0	10.8
Term loans	4.8	7.0	6.2
Senior subordinated notes	50.3	39.5	60.2
Interest (income) and other	(4.8)	(0.7)	4.3
Interest capitalized during the year	(1.6)	(6.4)	(11.7)
Amortization of interest previously capitalized	—	10.6	9.7

	52.9	57.0	79.5
Amortization of deferred financing costs	5.3	5.4	5.5

	58.2	62.4	85.0

  During the year ended December 31, 2004, the amortization of investment in film and television programs includes the amortization of interest previously capitalized (see note 2).

  The weighted average interest rate for the year ended December 31, 2004 was 11.1% (December 31, 2003 — 10.3%; March 31, 2003 — 10.3%).

  During the year ended December 31, 2004, the Company paid interest of $61.0 (December 31, 2003 — $67.8; March 31, 2003 — $77.2).

16.   INVESTMENT (GAINS) LOSSES, NET AND DILUTION GAINS

  (a)
  During the year ended December 31, 2004, the following transactions occurred:

  (i)
  As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, an investment gain of $6.2 was recognized reflecting the change in fair value of this right.

    In December 2004, the Company also converted its 255,349 Series 1 Cineplex Galaxy Limited Partnership Units to Units of Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

    (ii)
    The Company recorded a loss as a result of a settlement with respect to warrants the Company held in a publicly traded company, Point.360. The Company returned the warrants to Point.360 and settled all other matters for gross proceeds of $0.7. Costs incurred to settle the matters totaled $0.5, resulting in a loss of $1.1.

    (iii)
    The Company recorded pre-tax impairment charges on its investments carried at cost totaling $5.0.

    (iv)
    The Company recorded a gain of $1.2 as a result of cash received upon the dissolution of a long-term investment. The investment had a carrying value of nil.

    (v)
    The Company recorded losses of $0.2 as a result of impairment of certain property and equipment.

  (b)
  During the nine months ended December 31, 2003, the following transactions occurred:

  (i)
  On October 15, 2003, the Company transferred substantially all of its assets and certain liabilities of its Motion Picture Distribution segment to Distribution LP in exchange for 9,130,435 Subordinated LP Units, 11,829,867 Ordinary LP Units and a promissory note of $215.7.

    On October 15, 2003, Distribution LP repaid the promissory note from net proceeds it received from the sale of 15,561,437 of its Ordinary LP Units to the Fund, together with drawings on a new term loan from a group of financial institutions.

    On November 14, 2003, the underwriting group of the Fund exercised an over-allotment option on the Fund resulting in a purchase by the Fund of 2,334,216 Ordinary LP Units of Distribution LP, which were previously owned by the Company for cash of $22.0, net of costs of $1.3.

    As a result of these transactions the Company holds a 51% limited partnership interest in Distribution LP, with the remaining 49% limited partnership interest being held by unit holders of the Fund. Subsequent to the transfer of net assets into Distribution LP, the Company agreed to discharge $24.3 of liabilities included in the nets assets transferred.

    These transactions resulted in a dilution gain to the Company of $145.1.

    (ii)
    As described in note 5, the Company recorded an impairment charge of $2.2 on a certain Entertainment investment carried at cost.

    (iii)
    As described in note 5, in November 2003 the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, resulting in a gain to the Company of $6.3.

    (iv)
    Other assets included a warrant to purchase shares in a publicly traded company, Point.360. In December 2003 an investment gain of $0.5 was recognized in marking this warrant to market.

    (v)
    The Company recorded an impairment charge of $3.6 to one of its equity accounted investments.

  (c)
  During the year ended March 31, 2003, the following transactions occurred:

  (i)
  The Company sold one of its marketable securities for proceeds of $1.2, resulting in a gain of $0.7.

  (ii)
  The Company concluded a review of the carrying value of its investment in Headline Media Group ("HMG") based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

  (iii)
  The Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

  (iv)
  An option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

    (v)
    The Company recorded impairment charges totaling $14.5 with respect to the investments carried at cost.

17.   DISCONTINUED OPERATIONS

  As part of the Entertainment restructuring plan in December 2003 (see note 28), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

  During the year ended December 31, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.1, net of tax of nil on the statement of earnings. Included in the loss is $0.7 of goodwill allocated to the discontinued operation.

  In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the year ended December 31, 2004, the Company recorded a further $0.7 in severance and professional fees. As at December 31, 2004, all of these amounts were paid.

  The following tables present selected financial information for the Discontinued Businesses:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Revenue	3.7	11.3	14.8
Direct profit	—	3.0	4.9
Loss on write down of property and equipment	—	(11.8)	—
Loss before income taxes	(5.5)	(14.9)	(1.6)
Provision for (recovery of) income taxes	(1.4)	0.8	(0.7)
Loss from discontinued operations	(4.1)	(15.7)	(0.9)
Basic loss per common share	$(0.10)	$(0.37)	$(0.02)
Diluted loss per common share	$(0.09)	$(0.37)	$(0.02)

	December 31, 2004	December 31, 2003
Accounts receivable	—	6.5
Property and equipment	—	2.8
Other assets	—	—

Total assets	—	9.3

Accounts payable and accrued liabilities	—	4.5
Term loans	—	0.8
Other liabilities	—	—

Total liabilities	—	5.3

  The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 25.

18.   INCOME TAXES

  The differences between the effective tax rate for the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Year Ended December 31, 2004	Nine Months Ended December 31, 2003	Year ended March 31, 2003
Corporate statutory rate of income tax	36.1%	36.6%	38.1%
Provision for (recovery of) income taxes at statutory rate	10.4	(45.7)	(9.6)

Adjusted for the effect of:
Dilution gain	—	(43.5)	—
Foreign operations subject to different income tax rates	(1.6)	20.7	(6.1)
Expenses not deductible (income not taxable) for income tax purposes	6.7	4.2	12.1
Change in income tax rate for future income taxes	—	(10.5)	4.9
Change in valuation allowance	(22.1)	51.2	13.4
Adjustment to prior year estimate	4.3	66.3	—
Other	2.9	1.4	2.1

	0.6	44.1	16.8

  The components of future income tax assets, net of valuation allowances, and liabilities comprise:

	December 31, 2004	December 31, 2003
Future income tax assets:
Property and equipment	8.0	18.5
Distribution and participation liabilities	8.3	—
Loss carryforwards	137.4	147.4
Investment in film and television programs	38.0	31.6
All other	33.0	17.8

	224.7	215.3
Valuation allowance	(56.2)	(78.3)

	168.5	137.0

Future income tax liabilities:
Broadcast licences	18.5	18.5
Capitalized interest	—	11.2
All other	21.6	22.5

	40.1	52.2

Net future income taxes	128.4	84.8

  Management reduced the carrying value of the future income tax assets by a valuation allowance as it is more likely than not that some portion of the asset will not be realized.

  Future income tax assets as at December 31, 2003 in respect of loss carryforwards and investment and film and television programs were reduced by $25.8 and $51.0, respectively with a corresponding reduction of $76.8 in valuation allowance as further analysis was completed during 2004.

  The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions and in the assessment of the recoverability of future tax assets. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of the accrued amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense will result. In addition, a valuation allowance has been provided against a portion of the Company's future tax assets based on a current assessment of recoverability of these future tax assets. If the Company's assessment changes, any increases or decreases in the valuation allowance will result in decreases or increases in net earnings, respectively.

  The Company has Canadian income tax losses available for carry forward that expire as follows:

2005	12.3
2006	8.3
2007	47.3
2008	19.1
2009	67.7
2010	97.0
2011	62.7

314.4

  The Company has income tax losses available for carry forward in the United States of $37.1 that will begin to expire in 2022. The Company has income tax losses available for carry forward in Ireland of $30.7 that can be carried forward indefinitely. The Company also has tax losses available for carry forward in Spain of $12.7 that will expire in 15 years.

  The provision for (recovery of) income taxes comprises:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Current income taxes	42.8	21.0	13.6
Future income taxes	(42.2)	23.1	3.2

	0.6	44.1	16.8

  During the year ended December 31, 2004, the Company paid income taxes of $20.2 (December 31, 2003 — $11.0; March 31, 2003 — $41.4).

19.   JOINT VENTURES

  The Company has investments in joint ventures in certain broadcast businesses, a structured filmed entertainment financing business and a jointly controlled television production.

  The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the year ended December 31, 2004, the nine months ended December 31, 2003, and the year ended March 31, 2003 is as follows:

	December 31, 2004	December 31, 2003	March 31, 2003
Assets	78.9	114.4	129.8
Liabilities	12.9	16.9	21.7
Revenue	90.0	38.9	57.8
Direct operating expenses	53.4	24.2	35.6
Operating expenses	5.7	4.3	5.8
Amortization, interest and income taxes	7.6	9.7	0.8
Net earnings (loss)	23.3	1.9	(0.6)
Cash flow from operating activities	5.5	4.5	(3.6)
Cash flow from financing activities	(5.5)	(4.4)	(0.3)

20.   EARNINGS (LOSS) PER COMMON SHARE

  Earnings (loss) per common share before discontinued operations is calculated as follows:

	December 31, 2004	December 31, 2003	March 31, 2003
Numerator for basic earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	33.8	(153.9)	(40.4)
Weighted average number of common shares	43.1	42.8	42.7

Basic earnings (loss) per common share before discontinued operations	$0.78	$(3.60)	$(0.95)

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic and diluted earnings (loss) per common share before discontinued operations	33.8	(153.9)	(40.4)

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares	43.1	42.8	42.7
Stock options	0.5	—	—

Shares used in computing diluted earnings (loss) per common share	43.6	42.8	42.7

Diluted earnings (loss) per common share before discontinued operations	$0.78	$(3.60)	$(0.95)

  In the nine months ended December 31, 2003 and the year ended March 31, 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

21.   STATEMENTS OF CASH FLOW SUPPLEMENTAL INFORMATION

	December 31, 2004	December 31, 2003	March 31, 2003
Change in
Accounts receivable	5.6	12.9	61.8
Accounts payable and accrued liabilities	(71.1)	(27.3)	99.5
Deferred revenue	4.9	(14.7)	10.9
Income taxes payable	26.3	20.9	(21.7)
Other	2.4	(2.4)	4.3

Net change in other non-cash balances related to operations	(31.9)	(10.6)	154.8

22.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2004	December 31, 2003
Trade payables	42.5	43.1
Program related payables	102.9	164.5
Distribution and participation liabilities	207.6	158.2
Other accrued liabilities	175.1	155.7

	528.1	521.5

  Included in program related payables and other accrued liabilities is US$13.4 (December 31, 2003 — US$46.0) of production related financing and $3.9 (December 31, 2003 — $6.4) of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets. These non-interest bearing liabilities are unsecured and repayable in installments over the period from 2004 to 2007, with interest imputed at 13% and are recorded at fair value. During the year ended December 31, 2004, the Company recorded imputed interest of $1.1 (December 31, 2003 — $2.6; March 31, 2003 — $3.9). The Company expects these liabilities to be repaid as follows:

2005	16.7
2006	3.4
2007	1.0
2008	—
2009	—
Due Subsequent	—

21.1

  Included in other accrued liabilities at December 31, 2004 is $4.4 (December 31, 2003 — $6.6) for lease termination costs related to the consolidation of the Toronto head office facilities. Changes in this balance during the year ended December 31, 2004 are as follows:

Accrual of lease termination charge	6.6
Interest accretion	0.5
Payments made during year ended December 31, 2004	(2.7)

Balance, December 31, 2004	4.4

  The Company expects that $71.7 of accrued distribution and participation liabilities will be paid during the year ended December 31, 2005.

23.   GOVERNMENT FINANCING AND ASSISTANCE

  Investment in film and television programs includes a reduction of $3.6 related to production financing from government agencies for the year ended December 31, 2004. In previous years, as described in note 2, this amount was included as revenue (December 31, 2003 — $9.2; March 31, 2003 — $8.0). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. The maximum cumulative amount repayable over the period of forecast revenue for amortization purposes is estimated to be $1.5. In addition, investment in film includes a reduction of $1.8 related to government grants. In previous years this amount was included as revenue (December 31, 2003 — $8.3; March 31, 2003 — $11.0). Investment in film and television programs also includes a reduction of $5.9 related to tax credits relating to production activities. In previous years this amount was included as revenue (December 31, 2003 — $10.4; March 31, 2003 — $19.1). Government grants and tax credits are not repayable.

  Investment in film and television programs includes a reduction of $16.7 (December 31, 2003 — $18.2; March 31, 2003 — $17.8) for government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $10.5. This amount is not included in liabilities as at December 31, 2004. In addition, direct operating expenses include $0.8 (December 31, 2003 — $0.8; March 31, 2003 — $1.5) of government grants relating to distribution activities, which are not repayable.

24.   COMMITMENTS AND CONTINGENCIES

  (a)
  The Company is committed under operating leases for office premises and equipment expiring at various dates to 2018. The future minimum payments under the terms of such leases are as follows:

2005	16.3
2006	13.1
2007	10.3
2008	9.6
2009	9.3
Due Subsequent	79.8

138.4

    Rent expense for the year ended December 31, 2004 was $10.4 (December 31, 2003 — $16.5; March 31, 2003 — $12.4).

  (b)
  The Company is involved in various legal actions. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position.

  (c)
  The Company has letters of credit aggregating $28.1 outstanding at December 31, 2004 (December 31, 2003 — $67.3). The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $28.1 of which $14.8 was for tax assessments which are currently under appeal and $13.3 was for payments to be made under various distribution and licensing agreements. As at December 31, 2004, the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates through December 2005. Certain guarantee instruments may be automatically extended beyond their maturity date on an annual basis.

  (d)
  The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $181.8 (December 31, 2003 — $225.6).

  (e)
  The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $157.8 as at December 31, 2004 (December 31, 2003 — $160.1).

  (f)
  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $21.2 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

  (g)
  The Company has indemnification agreements with its directors and certain of its officers, to the extent permitted by law, to indemnify them against all costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. The Company has purchased directors' and officers' liability insurance. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements. In addition, in the normal course of operations, the Company may agree to indemnify third parties on certain of its productions for damages they may sustain as a result of breaches or alleged breaches by the Company of its representations and warranties to those third parties. In some cases, the indemnities provide for no limitation to the maximum potential future payments and as such, the Company is unable to make a determination of the maximum amount it could be required to pay under these indemnities. No amount has been recorded in the financial statements with respect to these indemnities. The Company believes that the likelihood that it would have to pay a material amount, which would not be recoverable through insurance policies, is remote.

25.   SEGMENTED INFORMATION

  The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, motion picture distribution group of segments and entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include fact and fiction and lifestyle programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas. Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Alliance Atlantis Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 28, the Entertainment group no longer produces prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

  During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted for comparative purposes.

  Management focuses on and measures the results of operations based on direct profit (loss) and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
December 31, 2004
Goodwill	42.4	63.9	106.3	—	212.6
Total assets	433.0	465.4	548.8	82.2	1,529.4
Additions to property and equipment	1.8	0.4	—	2.3	4.5
Additions to goodwill	0.6	61.9	—	—	62.5

December 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	431.9	320.3	666.6	(2.6)	1,416.2
Additions to property and equipment	0.2	0.5	—	2.0	2.7
Additions to goodwill	—	—	—	—	—

March 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	412.3	261.6	893.9	74.4	1,642.2
Additions to property and equipment	0.6	0.1	0.3	3.1	4.1
Additions to goodwill	—	—	—	—	—

    Revenues, as presented on the consolidated statements of earnings (loss) for the year ended December 31, 2004 are net of intersegment sales of programming of $10.4 (December 31, 2003 — $8.0, March 31, 2003 — $12.4) from Motion Picture Distribution — Domestic Distribution to Broadcasting, $2.1 (December 31, 2003 — $2.1, March 31, 2003 — $3.3) from Entertainment — Other to Broadcasting, $0.8 from Entertainment — CSI to Broadcasting (December 31, 2003 — nil, March 31, 2003 — nil) and $0.7 (December 31, 2003 — $1.7, March 31, 2003 — $3.6) from Entertainment — Other to Motion Picture Distribution — Domestic Distribution.

    During the year, the Company sold its post-production businesses. As a result, $0.7 of Entertainment — Other goodwill was recorded against the sale.

  (b)
  Information on reportable segments of the motion picture distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
December 31, 2004
Revenue	341.8	92.4	62.9	15.0	512.1
Direct profit	79.4	15.5	6.2	2.6	103.7
Earnings before undernoted and discontinued operations	58.6	9.8	2.5	2.0	72.9
Goodwill	2.0	12.4	49.5	—	63.9
Total assets	210.5	90.0	158.1	6.8	465.4
Additions to property and equipment	0.4	—	—	—	0.4
Additions to goodwill	—	12.4	49.5	—	61.9

December 31, 2003
Revenue	241.2	56.1	—	10.5	307.8
Direct profit	47.2	12.5	—	1.3	61.0
Earnings before undernoted and discontinued operations	34.4	8.7	—	0.6	43.7
Goodwill	2.0	—	—	—	2.0
Total assets	210.1	96.9	—	13.3	320.3
Additions to property and equipment	0.5	—	—	—	0.5
Additions to goodwill	—	—	—	—	—

March 31, 2003
Revenue	293.0	75.4	—	15.8	384.2
Direct profit	53.8	7.5	—	2.3	63.6
Earnings before undernoted and discontinued operations	41.5	1.3	—	1.6	44.4
Goodwill	2.0	—	—	—	2.0
Total assets	193.9	54.6	—	13.1	261.6
Additions to property and equipment	0.1	—	—	—	0.1
Additions to goodwill	—	—	—	—	—

    The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Alliance Atlantis Cinemas	15.0	—	—	15.0

	107.8	332.4	71.9	512.1

Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.4	241.2
Momentum Pictures	3.7	45.8	6.6	56.1
Aurum	—	—	—	—
Alliance Atlantis Cinemas	10.5	—	—	10.5

	82.8	187.0	38.0	307.8

Year ended March 31, 2003
Domestic Distribution	81.6	167.2	44.2	293.0
Momentum Pictures	10.2	55.4	9.8	75.4
Aurum	—	—	—	—
Alliance Atlantis Cinemas	15.8	—	—	15.8

	107.6	222.6	54.0	384.2

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
December 31, 2004
Revenue	205.1	53.6	258.7
Direct profit (loss)	73.4	1.4	74.8

December 31, 2003
Revenue	79.1	90.7	169.8
Direct profit (loss)	24.0	(193.9)	(169.9)

March 31, 2003
Revenue	104.8	198.6	303.4
Direct profit (loss)	39.0	33.8	72.8

  (d)
  Geographical information, based on customer location, is as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Revenue
Canada	637.3	481.4	562.0
United States	113.5	36.1	89.5
United Kingdom	118.8	65.4	84.5
Spain	66.5	1.9	5.4
Other Foreign	81.4	55.4	130.6

	1,017.5	640.2	872.0

    All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in the current year, all of the Company's goodwill and other intangibles are in Canada.

    A breakdown of the Company's Broadcasting revenue is as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Subscriber	110.9	76.5	94.3
Advertising and other	135.0	85.9	88.6

	245.9	162.4	182.9

26.   FINANCIAL INSTRUMENTS

  (a)
  Fair values of financial instruments    The estimated fair values of financial instruments as at December 31, 2004 and 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

    Financial instruments with carrying values different from their fair values include:

	December 31, 2004		December 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Accounts Receivable	372.2	372.2	277.8	274.1
Investments	16.4	22.9	17.8	30.8
Financial Liabilities
Senior Subordinated Notes	—	—	389.0	443.5

    Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2004, included in accounts receivable are amounts due beyond December 31, 2005 totalling $28.4 (December 31, 2004 — $30.9).

    The fair value of investments is based on the trading value of publicly traded investees at December 31, 2004.

    The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003.

    Included in accounts receivable is a long-term receivable of $65.5 related to one of the Company's productions. The amount will be collected in monthly instalments of $2.2 until July 2007. The receivable was recognized at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

  (b)
  Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 5% (December 31, 2003 — 9%) of total accounts receivable at December 31, 2004. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers in Canada and internationally. The Company maintains an allowance of $19.9 (December 31, 2003 — $13.5) for potential credit losses.

  (c)
  Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facilities and term loans. As at December 31, 2004, there were no interest rate conversion agreements outstanding.

27.   RELATED PARTY TRANSACTIONS

  (a)
  In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, these purchases totaled $7.6 (December 31, 2003 — $5.1) and have been recorded in investment in film and television programs. The transactions were measured at the exchange amount. At December 31, 2004, included in accounts payable, are amounts due to these related parties of $4.5 (December 31, 2003 — $4.3).

  (b)
  The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. The transactions are measured at the exchange amount and recorded in other assets. During the year ended December 31, 2004, the Company paid $3.6 (December 31, 2003 — $3.0) related to such agreements. At December 31, 2004, the amount due to these related parties was $5.8 of which $3.9 is included in long-term liabilities pertaining to certain broadcast intangible assets.

  (c)
  At December 31, 2004, included in accounts receivable is nil (December 31, 2003 — $0.5) due from a minority interest that exerts significant influence over a subsidiary of the Company.

  (d)
  During the year ended March 31, 2003, the Company provided loans of $2.3 to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2004 is $4.2 due from these related parties (December 31, 2003 — $3.7).

  (e)
  Loans of $2.1 (December 31, 2003 — $2.3) are due from senior officers as at December 31, 2004. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

  (f)
  In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for the five-year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 plus certain contingent bonuses based upon achievement of cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 to $15.5, depending upon the achievement of targets. During 2004, $1.4 was paid to the two former senior officers under this arrangement. The transactions are measured at the exchange amount and recorded as a direct operating cost.

  (g)
  During 2004, Distribution LP incurred $1.0 of costs related to the issuance of Fund Units. Upon the creation of the Fund in October 2003, $13.1 of costs related to the issuance of Fund Units were borne by Distribution LP.

  (h)
  At the time of the transfer of the net assets into Distribution LP, the Company agreed to discharge $24.3 of liabilities included in the net assets transferred to Distribution LP. This amount was paid during the year ended December 31, 2004.

  (i)
  On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2004, Distribution LP incurred expenses of $0.6 in connection with the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 in connection with the Support Agreement.

  (j)
  During the year ended March 31, 2003, in the normal course of business, the Company sold broadcast rights to equity accounted investees totaling $0.6. These transactions were measured at the exchange amounts.

28.   REVIEW OF OPERATIONS OF ENTERTAINMENT

  In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total cost of the Entertainment restructuring plan was $227.6. The following table summarizes the nature of the costs:

	Costs Expensed During the Year Ended December 31, 2004	Costs Expensed During the Nine Months Ended December 31, 2003	Total Cost
Impairments:
Investment in film and television programs	—	158.9	158.9
Development costs	—	30.8	30.8
Investments	—	2.2	2.2
Loans receivable	—	6.4	6.4
Assets held for sale (note 17)	—	11.8	11.8
Employee costs:
Continuing operations	—	12.0	12.0
Discontinued operations	0.7	0.9	1.6
Contract terminations	1.9	—	1.9
Other exit costs	1.3	0.7	2.0

Total restructuring costs	3.9	223.7	227.6

  Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees, which have been recorded in discontinued operations on the statement of earnings (loss). As at December 31, 2004, $1.1 of employee costs remain unpaid.

  The provision for loans receivable for the nine months ended December 31, 2003 related to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 were written down to $0.2. During the nine months ended December 31, 2003, a charge to earnings of $6.4 was recorded (March 31, 2003 — nil).

  The restructuring is substantially completed and management does not expect to incur further costs related to the restructuring.

  The amounts expensed during the year ended December 31, 2004 and the nine months ended December 31, 2003 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003
Direct operating costs:
Impairment of investment in film and television programs	—	158.9
Impairment of loans receivable	—	6.4
Operating expenses:
Other exit costs	1.3	0.7
Amortization, including development cost charges:
Impairment of development costs	—	30.8
Contract terminations	1.9	—
Investment gains and losses:
Impairment of investment	—	2.2
Unusual items:
Employee costs — continuing operations	—	12.0
Discontinued operations:
Impairment of assets held for sale (note 17)	—	11.8
Employee costs — discontinued operations	0.7	0.9

	3.9	223.7

  At December 31, 2004 the Company had unpaid restructuring accruals of $1.1. The following outlines activity with respect to these accruals during the year ended December 31, 2004:

Accrual of restructuring charges	12.1
Payments made in the period	11.0
Balance, December 31, 2004	1.1

29.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a)
  Variable Interest Entities    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for the Company on January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

  (b)
  Financial Instruments    In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (c)
  Hedging    In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (d)
  Comprehensive Income    In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

30.   SUBSEQUENT EVENT

  On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company.

  The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

  Subsequent to this re-organization, the aggregate number of outstanding Class A Voting shares and Class B Non-Voting shares remain unchanged. Prior to the restructuring, there were 2,848,201 Class A Voting Shares and 40,645,308 Class B Non-Voting Shares issued and outstanding. As a result of the restructuring, there are 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares issued and outstanding.

  The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Company received regulatory approvals for the reorganization from the CRTC, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

  The Company estimates it will incur $0.5 in costs in connection with this restructuring.

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